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                                                              EXHIBIT (a)(1)(C)


                      [Letterhead of Clayton Homes, Inc.]


______________, 2003



Dear Option Holder:

         On April 1, 2003, Clayton Homes entered into an Agreement and Plan of Merger with Berkshire Hathaway Inc. and B Merger Sub Inc., a wholly owned subsidiary of Berkshire Hathaway, pursuant to which B Merger Sub will (subject to the terms and conditions in the merger agreement) merge with and into Clayton Homes. If the merger is completed, Berkshire Hathaway will acquire all of our outstanding shares of common stock and Clayton Homes will become a wholly owned subsidiary of Berkshire Hathaway.

         Generally, the options that we have granted under our equity compensation plans do not terminate in the event of a change in control transaction, such as the merger. As a result, the merger agreement requires that we offer to purchase for cancellation certain options in exchange for cash upon the terms and conditions of the offer. The offer is limited to outstanding vested and unvested options granted under our 1991 Employee Stock Incentive Plan, 1994 Directors' Equity Plan and 1997 Employee Stock Incentive Plan and outstanding vested options granted under our 1996 Outside Directors Equity Plan.

         We are offering to approximately 1,049 option holders to purchase for cancellation all of the approximately 5,928,468 options that are eligible to be tendered in the offer. We may not be able to complete the merger with Berkshire Hathaway if, following completion of the offer, (1) the number of holders of our options is more than 100 and (2) the number of shares of our common stock issuable upon the exercise of our outstanding options is more than 250,000.

         The offer is being conducted under the terms and conditions of the Offer to Purchase Options and the election form that accompany this letter. The Offer to Purchase contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the offer. Please note that the deadline for us to receive your signed election form is __________________, 2003.

         The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer.

         Although our Board of Directors has unanimously approved the making of the offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options. Each option holder must make his or her own decision whether to tender his or her eligible options. The offer is entirely voluntary. If you choose to participate in the offer, however, you must tender all of your eligible options. We will not accept a partial tender of your eligible options.

         If you have any questions concerning the offer, please contact Clayton Homes by e-mail at optiontender@clayton.net, by telephone at (865) 380-3207 or by mail to Clayton Homes, Inc., 5000 Clayton Road, Maryville, Tennessee 37804,
Attention: Thomas D. Hodges, Secretary.

                                        Sincerely,



                                        Kevin T. Clayton
                                        Chief Executive Officer and
                                                President